UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibits 99.2 and 99.3 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251055, 333-245703 and 333-251065) filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 9, 2023
99.2	Management’s Discussion & Analysis Q2 2023
99.3	Condensed Interim Consolidated Financial Statements Q2 2023
99.4	Certification of Interim Filings Q2 2023 – CEO
99.5	Certification of Interim Filings Q2 2023 – CFO
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 8, 2023	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer